Sol Strategies Inc.
(the "**Company**")

Annual and Special Meeting
June 19, 2025 at 12:00 PM (Canada/Eastern Daylight)
Irwin Lowy LLP at Suite 401, 217 Queen Street West, Toronto, Ontario M5V 0R2
(the "**Meeting**")

Proxy Voting – Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY.**
2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**
3. **If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
4. This proxy confers discretionary authority on the person named to vote in their discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.
5. **The securityholder has a right to appoint a person or company to represent the securityholder at the Meeting other than the person or company designated in the form of proxy.** Such right may be exercised by inserting, on the reverse of this form, in the space labeled "Please print appointee name", the name of the person to be appointed, who need not be a securityholder of the Company.
6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Company.
7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and must be received by *TSX Trust Company* before the ***Filing Deadline for Proxy,*** noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy.
8. If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory's power to sign the proxy.
9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Electronic Delivery

If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so:

1. After you vote online at www.voteproxyonline.com using your control number.
2. Through TSX Trust's online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor-login

For details go to www.tsxtrust.com/consent-to-electronic-delivery

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management's discussion and analysis, on a website in addition to SEDAR+. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting.

Sol Strategies Inc. has elected to utilize notice-and-access and provide you with the following information:

Meeting materials are available electronically at www.sedarplus.ca and also at https://docs.tsxtrust.com/2473.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869. In order to receive a paper copy in time to vote before the Meeting, your request should be received by June 10, 2025.

VOTING METHOD	
Internet	Go to www.voteproxyonline.com and enter the 12 digit control number
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 301-100 Adelaide Street West Toronto, Ontario, M5H 4H1

Investor inSite

TSX Trust Company offers at no cost to holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions.

To register, please visit: https://tsxtrust.com/t/investor-hub/forms/investor-insite-registration and complete the registration form.

For assistance, please contact TSX TRUST INVESTOR SERVICES.

Mail: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1

Tel: 1-866-600-5869

Email: tsxtis@tmx.com

TMX TSX TRUST

FORM OF PROXY ("PROXY")

Sol Strategies Inc.
(the "Company")

CONTROL NUMBER: «CONTROL_NUMBER»

Annual and Special Meeting
June 19, 2025 at 12:00 PM
(Canada/Eastern Daylight)
Irwin Lowy LLP at Suite 401, 217 Queen Street West, Toronto, Ontario M5V 0R2

SECURITY CLASS: Common Shares **RECORD DATE: May 9, 2025** **FILING DEADLINE FOR PROXY: June 17, 2025 at 12:00 PM (Canada/Eastern Daylight)**

APPOINTEES

The undersigned hereby appoints **Douglas Harris, Chief Financial Officer** whom failing **Leah Wald, Chief Executive Officer** (the "Management Nominees") or instead of any of them, the following Appointee

PLEASE PRINT APPOINTEE NAME

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with the voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	FOR	WITHHOLD
A) Antanas (Tony) Guoga	☐	☐
B) Leah Wald	☐	☐
C) Jon Matonis	☐	☐
D) Ungad Chadda	☐	☐
E) Rubsun Ho	☐	☐
F) Luis Berruga	☐	☐

2. Appointment of Auditor	FOR	WITHHOLD
Appointment of Davidson & Company LLP, Chartered Professional Accountants as Auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Amendment to Articles - Consolidation	FOR	AGAINST
To consider and, if deemed advisable, to pass, with or without variation, a special resolution to effect the consolidation of all of the issued and outstanding common shares of the Company on the basis of up to ten (10) old common shares for one (1) new common share, as more fully described in the management information circular.	☐	☐

4. Approval of Amended Equity Incentive Plan	FOR	AGAINST
To consider and, if deemed advisable, to pass, with or without variation, a resolution to ratify, confirm and approve a resolution of the directors of the Company amending the stock option plan (the "Amended Equity Incentive Plan") for directors, officers, employees and consultants of the Company and ratifying certain grants of restricted share units under the Amended Equity Incentive Plan	☐	☐

The Proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of registered owner(s) *Date(MM/DD/YYYY)*

☐ **Interim Financial Statements** – Mark this box if you would like to receive Interim Financial Statements and Management's Discussion and Analysis.

☐ **Annual Financial Statements** – Mark this box if you would like to receive Annual Financial Statements and Management's Discussion and Analysis.

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593